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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SPC Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Horseneck Lane
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jerry Meyer	(203) 340-8709	jmeyer@stonepoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Meyer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SPC Capital Markets LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietarv interest in anv account classified solely as that of a customer.

Signature: _____

Title: Principal Financial Officer _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPC Capital Markets LLC

(A Wholly Owned Subsidiary of SPC Capital Markets Holdings LLC)

Statement of Financial Condition
As of December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

SPC Capital Markets LLC
Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
SPC Capital Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SPC Capital Markets LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

New York, New York
February 27, 2026

SPC Capital Markets LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	25,807,657
Prepaid expenses		16,108
Total assets	$	25,823,765

Liabilities and Member's Equity

Due to related party	$	328,900
Accounts payable and accrued expenses		114,574
Total liabilities		443,474
Member's equity		25,380,291
Total liabilities and member's equity	$	25,823,765

The accompanying notes are an integral part of this Statement of Financial Condition

1.   **Organization**

SPC Capital Markets LLC (the "Company"), a wholly-owned subsidiary of SPC Capital Markets Holdings LLC (the "Parent"), is a Delaware limited liability company organized on June 20, 2019. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company was formed to facilitate the arranging, structuring, underwriting and distribution of securities. The Company may act as a placement agent in private placements and as a financial advisor to participants in mergers, acquisitions, sales, real estate syndications and dispositions of companies.

Parent has issued Class A Common voting units that are held by SPC Field Partners LLC and Class B Common non-voting units that are held by Wafra Granite Associates L.P. The Company and Stone Point Capital LLC ("Stone Point") are principally, either directly or indirectly, controlled by SPC Field Partners LLC.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition. The U.S. dollar ($) is the functional currency of the Company.

Use of Estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents or restricted cash balances at December 31, 2025.

Income Taxes
The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal and applicable state income tax purposes. As a result, the Company is not subject to U.S. federal or state income taxes and its taxable income or loss is included in the income tax returns of its sole member. Accordingly, the accompanying statement of financial condition does not include any provision for income taxes.

On January 1, 2025, the Company adopted FASB Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. Because the Company is a disregarded entity and is not subject to income taxes, certain disclosures required by ASU 2023-09 are not applicable. Additionally, there are no material differences between the tax bases and the reported amounts of the Company's assets and liabilities that are required to be disclosed. The adoption of ASU 2023-09 did not have a material impact on the Company's statement of financial condition.

As of December 31, 2025, the Company had no unrecognized tax benefits. The Company is subject to examination by taxing authorities for periods in which the income tax returns of its sole member remain open under applicable statutes of limitations.

3. **Cash**

The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. All of the Company's cash was held in this bank deposit account as of December 31, 2025.

4. **Indemnifications**

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. **Related Party Transactions**

The Company has entered into an Administrative Services Agreement ("ASA") with Stone Point. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated by Stone Point to the Company. At December 31, 2025, the Company owed $328,900 to Stone Point in connection with the ASA.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15 c3-1"), which requires maintenance of minimum net capital in excess of the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $25,364,183 which was $25,264,183 in excess of its required net capital.

7. **Segment Reporting**

The Company is engaged in a single line of business as a broker-dealer, which is comprised of the arranging, structuring, underwriting and distribution of securities. The Company has identified its Board of Managers as the chief operating decision makers ("CODMs"), who use net income to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole.

8. **Subsequent Events**

Management has evaluated events and transactions subsequent to the statement of financial condition date through February 27, 2026, the date that the statement of financial condition was issued. There were no subsequent events outside the ordinary course of business requiring adjustment to or disclosure in the statement of financial condition.